# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FBS Global Ltd, CIK 0001938534
CUSIP: G3337S109
Title of class of securities: Ordinary Shares, par value
Address of issuer's principal executive offices: 74 Tagore Lane,, #02-00 Sindo Industrial Estate, Singapore, Singapore (U0), 787498
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002068424

## Reporting persons
- Ang Poh Guan: type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); sole voting power 9,365,663; shared voting power 0; sole dispositive power 9,365,663; shared dispositive power 0; aggregate amount beneficially owned 9,365,663 (69.4% of the class)
  Comment: Percentage calculation is based on 13,500,000 ordinary shares issued and outstanding as reported on the issuer's Form F-1/A filed on January 21, 2025

## Item 1. Issuer
Name of issuer: FBS Global Ltd
Address of issuer's principal executive offices: 74 Tagore Lane, #02-00 Sindo Industrial Estate, Singapore, U0, 787498

## Item 2. Person Filing
Name of person filing: Ang Poh Guan
Address of principal business office or, if none, residence: 74 Tagore Lane, #02-00 Sindo Industrial Estate
Citizenship: Singapore

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 9,365,663
Percent of class: 69.4%
Sole power to vote or to direct the vote: 9,365,663
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 9,365,663
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Ang Poh Guan: /s/ Ang Poh Guan, Ang Poh Guan (05/13/2025)